ASPEN ALPINE CAPITAL, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Registered Public Accounting Firm's Report Thereon

For the Period May 16, 2024 (FINRA Membership Date)
through December 31, 2024

ASPEN ALPINE CAPITAL, LLC

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-35642

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 5/16/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ASPEN ALPINE CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

601 Lexington Avenue, 43rd floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Cuccia	732-713-9607	gary@finopcfo.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Victor Mokuolu CPA PLLC
(Name – if individual, state last, first, and middle name)

8990 Kirby Drive, Suite 220	Houston	TX	77054
(Address)	(City)	(State)	(Zip Code)

1/19/2021	6771
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Poerink , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aspen Alpine Capital, LLC , as of 12/31 , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Chief Executive Officer

_____
Notary Public

LESLIE BERNSTEIN
Notary Public, State of New York
No. 01BE6395602
Qualified in New York County
Commission Expires 07/29/2027

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Member
Aspen Alpine Capital, LLC.

We have audited the financial statements of Aspen Alpine Capital, LLC. which comprise the statement of financial condition as of December 31, 2024, and the related statements of operations, changes in member's equity, and cash flows for the period from May 16, 2024 (FINRA membership date) to December 31, 2024, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Aspen Alpine Capital, LLC. as of December 31, 2024, and the results of its operations and its cash flows for the period from May 16, 2024 (FINRA membership date) to December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Information, which is comprised of Schedule I, Computation of Net Capital, Schedule II, Computation for Determination of the Reserve Requirements, and Schedule III, Information relating to the Possession or Control Requirements, all under Securities and Exchange Commission ("SEC") Rule 15c3-3 have been subject to audit procedures performed in conjunction with the audit of Aspen Alpine Capital LLC's financial statements. The Supplemental Information is the responsibility of Aspen Alpine Capital LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with C.F.R. 240.17a-5. In our opinion, the Schedule I, Computation of Net

Capital, Schedule II, Computation for Determination of the Reserve Requirements, and Schedule III, Information relating to the Possession or Control Requirements all under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Victor Mokuolu, CPA PLLC

We have served as the Company's auditor since 2024.

Houston, Texas,

PCAOB ID: 6771
March 17, 2025

ASPEN ALPINE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	13,061
Prepaid expenses and other assets		2,164
TOTAL ASSETS	$	15,225

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	12
TOTAL LIABILITIES		12
MEMBER'S EQUITY		15,213
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	15,225

The accompanying notes are an integral part of these financial statements.

ASPEN ALPINE CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD MAY 16, 2024 (FINRA MEMBERSHIP DATE)
THROUGH DECMBER 31, 2024

REVENUES		
Investment banking	$	-
TOTAL REVENUES	$	-
EXPENSES		
Professional fees		16,750
Occupancy and equipment		1,200
Regulatory fees		931
Technology		598
Other expense		370
TOTAL EXPENSES		19,849
NET LOSS	$	(19,849)

The accompanying notes are an integral part of these financial statements.

ASPEN ALPINE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD MAY 16, 2024 (FINRA MEMBERSHOP DATE)
THROUGH DECMBER 31, 2024

BALANCE MAY 15, 2024	$	35,062
Net loss		(19,849)
BALANCE - DECEMBER 31, 2024	$	15,213

The accompanying notes are an integral part of these financial statements.

ASPEN ALPINE CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD MAY 16, 2024 (FINRA MEMBERSHIP DATE)
THROUGH DECMBER 31, 2024

OPERATING ACTIVITIES	
Net loss	$ (19,849)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in operating assets:	
Prepaid expenses and other assets	(1,273)
Increase in operating liabilities:	
Accrued expenses and other liabilities	12
TOTAL ADJUSTMENTS	(1,261)
NET CASH USED BY OPERATIONS	(21,110)
NET DECREASE IN CASH	(21,110)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	34,171
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 13,061

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Aspen Alpine Capital, LLC (the "Company") is a securities broker-dealer located in New York State. It is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), both effective May 16, 2024. The Company was incorporated in the State of Delaware as of February 12, 2020, as Aspen Sky Capital LLC and then renamed to Aspen Alpine Capital LLC in April 20, 2020. As of May 15, 2024 (the day prior to FINRA membership approval) the company has assets of cash $34,171, prepaid expenses of $891 and contributed capital of $35,062. It has a single-Member (the "Member"). The Company operates as a Capital Acquisition Broker ("CAB") with two lines of business: the private placement of securities; and providing associated advisory services. As a regulated Capital Acquisition Broker, the Company's operating activities are specified by SEC and FINRA regulations, including its authorized lines of business; investor accreditation criteria; and exemption from SEC Rule 15c3-3. A limited liability company is a hybrid business entity that combines the taxation feature of a flow-through entity, such as a partnership or sole proprietorship, with the loss limitation feature of a corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). The financial statements have been presented from the effective date of FINRA membership approval through the end of the fiscal year.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Cash
The Company maintains a bank account with a major financial institution. The Company's cash balance may at times exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The cash balance of $13,061 at December 31, 2024 did not exceed the FDIC limit. The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months. There were no cash equivalents as of December 31, 2024.

Accounts Receivable
There were no accounts receivable from private placement contracts as of December 31, 2024. No allowance for doubtful accounts was required based upon the Company's assessment in accordance with ASC 326, Financial Instruments – Current Expected Credit Losses ("CECL"). This standard requires the immediate recognition of estimated credit losses expected over the life of the financial asset.

2. *Summary of Significant Accounting Policies - continued*

The Company's CECL evaluation considered factors such as historical experience; credit quality; terms; balances; current and future economic conditions; and other matters relevant to collectability.

Revenue Recognition

The Company recognizes revenues in accordance with ASC 606, Revenue from Contracts with Customers. Revenues are stated net of amounts deemed not probable of realization. The Company's methodology:

- A valid contract is approved by both parties, who are committed to its completion.
- The Company identifies its performance obligations under the contract terms.
- Contract revenue is subject to a realization assessment of myriad factors involving credit analysis, variable terms, economic, counterparty and future uncertainties.
- The Company's policy is to recognize income in the amount that is probable of realization, meaning both collectible and not a risk of subsequent reversal when current uncertainties are resolved.
- The Company allocates its realizable revenue among its performance obligations.
- As the Company satisfies its performance obligations under the contract, it recognizes the associated revenue amount.
- Customer billings made in accordance with contract terms may differ in timing from the appropriate revenue recognition amount, in which case the Company records an asset or liability balance to properly recognize revenues.

Private placement fees are recognized as revenue when the associated performance obligations are completed, typically the closing date of the underlying placement transaction, subject to the Company's stated realization review. The Company updates its realization review of unrecognized revenues annually.

Advisory fees relate to advisory services engagements. These fees are recognized at a point in time based upon a specified event or over time as work is performed, depending on the terms of the customer agreement.

The Company may earn Private placement fees in the form of rights to share in the "Carried Interest" that may be earned by other parties ("Rights") related to certain customer engagements. The Rights represent cash to be paid to the Company as fee income if certain conditions are met. These Rights are recognized as income at the point in time that the amount can be estimated, and realization is probable.

Costs

Direct costs related to customer engagements, such as sub-contracted services and governmental authority fees, are recognized in the same accounting period as the related revenues. In the event that a customer engagement is ended before completion, the associated engagement costs are written off.

Income Taxes

As a single-Member LLC, the Company is treated as a disregarded entity for federal and New York State income tax purposes. Accordingly, the Member is personally responsible for the federal and state income

2. *Summary of Significant Accounting Policies - continued*

taxes on the Company's taxable income. Therefore, no provision for federal and state income taxes was made in these financial statements.

3. *Related Party Transactions*

The Company rents its office from the Member at a cost of $200 per month under a month-to-month agreement. Rent expense was $1,200 for the period ended December 31, 2024. The balance payable as of December 31, 2024 was $0. The Company made the short-term lease election to exempt its office lease from the accounting requirements of ASC 842, Leases.

4. *Net Capital Requirements*

The Company is subject to SEC Rule 15c3-1 Computation of Net Capital ("Rule 15c3-1"), which requires the maintenance of minimum Net Capital equivalent to the greater of $5,000 or 6-2/3% of Aggregate Indebtedness at December 31, 2024, both as defined. Rule 15c3-1 also requires that the ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1. Further, Rule 15c3-1 provides that equity capital may not be withdrawn, or cash dividends paid if the resulting Net Capital ratio would exceed 10 to 1.

At December 31, 2024, the Company had Net Capital of $13,049 which was $8,049 in excess of its required minimum of $5,000. The Company's ratio of Aggregate Indebtedness to Net Capital was .1 to 1.

5. *Commitments and Contingencies*

The Company may be involved in litigation, claims and regulatory actions arising out of its business as a securities broker-dealer. The Company is not aware of any such matters for the period ended December 31, 2024. The Company had no commitments, guarantees or indemnifications as of December 31, 2024.

6. *Recently Issued Accounting Pronouncements*

The Company is subject to ongoing revisions to the GAAP standards in effect applicable to the preparation of its financial statements. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statements.

The Financial Accounting Standards Bozard ("FASB") issued ASU 2023-07 on segment reporting effective for entities with fiscal years beginning after December 15, 2023.

6. Recently Issued Accounting Pronouncements (Continued)

Factors used to identify reportable segments and types of products and services from which reportable segment derives revenue

The Company has one reportable segment: investment banking / investment advisory consulting services. The Company receives revenue for investment banking / investment advisory consulting services where the Company will receive a consulting fee for services performed or success fee for consummated transactions. In 2024 the Company had no revenue from investment banking / investment advisory consulting service   The Company derives revenue primarily in North America.

Title and position of the CODM

The Company's chief operating decision maker is the chief executive officer.

Measure of profit or loss and total assets

The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The Company's performance obligation is satisfied when the investment banking / advisor services are performed.

7. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued. No material subsequent events occurred that were required to be recognized or disclosed in the Company's financial statements.

ASPEN ALPINE CAPITAL, LLC

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

DECEMBER 31, 2024

Net Capital		
Total member's equity from the Statement of Financial Condition	$	15,213
Nonallowable assets from the Statement of Financial Condition		2,164
Net capital before haircuts		13,049
Haircuts		-
Net capital	$	13,049
Total aggregate indebtedness	$	12
Computation of basic net capital requirement		
Net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,000
Excess net capital	$	8,049
Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital required	$	6,000
Percentage of aggregate indebtedness to net capital		0.10 %

The net capital computed above and the Company's computation of net capital on its December 31, 2024 FOCUS Report - Part IIA agree. As a result, no reconciliation is necessary.

See report of Independent Registered Public Accounting Firm.

ASPEN ALPINE CAPITAL, LLC

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE
COMMISSION RULE SEC 15c3-3**

December 31, 2024

The· Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

SCHEDULE III

**INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE
COMMISSION RULE SEC 15c3-3**

December 31, 2024

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

See report of Independent Registered Public Accounting Firm.

14

Report of the Independent Registered Public Accounting Firm

To: The Member
Aspen Alpine Capital, LLC.

We have reviewed management's statements, included in the accompanying Aspen Alpine Capital LLC's Exemption Report ("the Exemption Report"). The exemption report is prepared pursuant to footnote 74 of Securities and Exchange Commission ("SEC") Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, Aspen Alpine Capital LLC ("the Company") states the following:
1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R §240. 15c3.-3; and:
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because:

   I.   the Company limits its business activities exclusively to engaging in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB
   II.   did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.
   III. did not carry accounts of or for customers; and
   IV.   did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions).

We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions for the period from May 16, 2024 (FINRA membership date) to December 31, 2024 without exception. The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Victor Mokuolu, CPA PLLC

Houston, Texas
March 17, 2025

ASPEN ALPINE CAPITAL LLC
EXEMPTION REPORT
FISCAL YEAR ENDED DECEMBER 31, 2024

Aspen Alpine Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

    (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

    (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because:

        (i) the Company limits its business activities exclusively to engaging in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB;

        (ii) the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers;

        (iii) the Company did not carry accounts of or for customers; and

        (iv) the Company did not carry PAB accounts, as defined in SEC Rule 15c3-3.

The Company complied with the above statements throughout the most recent fiscal year ended December 31, 2024 without exception.

Aspen Alpine Capital, LLC

I, John Poerink, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

John Poerink
Chief Executive Officer

March 17, 2025